(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD ANNOUNCES PRELIMINARY 2020 OPERATING
RESULTS AND 2021 GUIDANCE

Vancouver, British Columbia, February 16, 2021 – Galiano Gold Inc. (“Galiano” or the “Company”) (TSX, NYSE American: GAU) reports preliminary fourth quarter (“Q4”) 2020 operating results for the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano. All financial information contained in this news release are unaudited and reported in US$.

Q4 and full year 2020 Asanko Gold Mine Highlights (100% basis)

• Exceeded annual production guidance: Annual gold production of 249,904 ounces, exceeding the upper end of 2020 production guidance of 225,000 - 245,000 ounces, with 65,571 ounces produced in the fourth quarter.

• Revenue growth: Highest recorded annual revenue of $418.1 million generated from gold sales of 243,807 ounces at an average realized price of $1,711/oz in 2020. Revenue of $111.1 million generated from gold sales of 60,655 ounces at an average realized price of $1,828/oz in the fourth quarter.

• Record milling performance: The processing plant delivered a record annual milling performance with throughput of 5.9 million tonnes (“Mt”), at an average plant feed grade of 1.4 g/t. The processing facility continued to deliver metallurgical recovery above design, achieving 94% recovery. Processed 1.4Mt of ore with an average gold grade of 1.5 g/t in the fourth quarter.

• Consistent cost performance: Preliminary all-in sustaining costs (“AISC”)1 of $1,115/oz for 2020, below revised guidance (as of Q3 2020) of $1,150/oz, and of $1,179/oz for the fourth quarter.

• Significant cash generation: Preliminary cash flow from operating activities of $152.3 million during 2020.

• Return of capital: The AGM distributed $75 million to the joint venture participants through cash distributions in 2020.

Preliminary 2021 Guidance for the Asanko Gold Mine (100% basis)

• Production is expected to remain stable at 225,000 to 245,000 ounces

• AISC are expected to be $1,100 to $1,300/oz, including non-cash costs attributed with processing stockpiled ore

“Production returned to more usual levels at the Asanko Gold Mine in Q4, as planned, resulting in a strong finish to 2020. For the second consecutive year, the AGM was able to exceed annual production guidance and maintain stable all-in-sustaining costs despite the impacts of COVID-19.” said Greg McCunn, Chief Executive Officer. “It was also a very successful year for exploration at the AGM, with additional resources delineated at the Akwasiso pit allowing mining to continue through 2021 while infill drilling is being completed to support a maiden resource estimate at Miradani North.”

Production and Safety

Safety remains a priority at the AGM. In 2020 there were two lost-time injuries (“LTI”) and 10 total recordable injuries (“TRI”) reported during the year. LTI frequency rate (“LTIFR”) and TRI frequency rate (“TRIFR”) per million employee hours worked were 0.20 and 1.01, respectively, for the year.

In Q4 2020, the AGM sourced ore from Akwasiso and Esaase as well as run of mine stockpiles. During the quarter, 2.0Mt of ore was mined at an average grade of 1.4 g/t and 1.4Mt of ore was processed at 1.5 g/t. The processing facility continued to perform well and recovery averaged 95% over the quarter.

AGM Key Production Statistics (100% basis)	Units	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Total Tonnes Mined	000 t	13,737	12,279	9,489	8,962	6,361
Waste Tonnes Mined	000 t	11,773	11,321	8,128	7,051	4,956
Ore Tonnes Mined	000 t	1,964	958	1,361	1,911	1,405
Strip Ratio	W:O	6.0:1	11.8:1	6.0:1	3.7:1	3.5:1
Average Gold Grade Mined	g/t	1.4	1.4	1.4	1.6	1.6
Ore Processed	000 t	1,438	1,467	1,638	1,400	1,460
Gold Feed Grade	g/t	1.5	1.1	1.4	1.6	1.5
Gold Recovery	%	95	93	94	94	94
Gold Produced	oz	65,571	48,974	69,026	66,333	66,112

Sales and Liquidity

The AGM sold 60,655 ounces of gold in Q4 2020 and had a closing unaudited cash balance of $64.3 million (including $30.0 million fully drawn revolving credit facility), $10.9 million in receivables from gold sales and $8.2 million in gold on hand. As at December 31, 2020, Galiano held unaudited cash and cash equivalents of $62.2 million and $2.9 million in receivables.

Business Plan for 2021

Asanko Gold Mine Guidance	Production	Production	Cost Guidance	Cost Actual
History (100% basis)	Guidance (oz gold)	Actual (oz gold)	(AISC $/oz)	(AISC $/oz)
2019	225,000 – 245,000	251,044	$1,000 -	$1,112
			$1,100
2020	225,000 – 245,000	249,904	$1,000 -	$1,115
			$1,100
2021 Preliminary	225,000 – 245,000	-	$1,100 -	-
			$1,300

The Company is currently finalizing the detailed 2021 business plan and expects to have Board and Joint Venture approval of the plan in March 2021 in conjunction with filing of its audited 2020 annual financial statements on or about March 11, 2021.

Annual mill throughput is expected to range between 5.5Mt and 5.8Mt consisting of contributions from Esaase, Akwasiso and ore stockpiles. Positive results from 2020 infill drilling at Akwasiso, targeting conversion of inferred resource, suggest an expansion at Akwasiso via a phase 3 pushback is economically viable. Pending requisite Joint Venture approvals, stripping at Akwasiso is expected to commence in late Q1 2021.

AISC are expected to range between $1,100 and $1,300/oz in 2021, including non-cash contributions of $30 to $60/oz as stockpiles are depleted during the year. Additionally, the AISC guidance includes royalties payable to the government of Ghana totalling approximately $80/oz based on a $1,600/oz gold selling price. Sustaining capital for the full year is expected to be $15 to $20 million including approximately $13 million for a phase VI expansion of the Tailings Storage Facility.

Mineral Resource and Reserve Update

In the second half of 2020, the Company undertook a substantial drilling campaign designed to expand the resources of several of the current known orebodies at the AGM including Akwasiso, Nkran, Abore and Miradani North. In addition, a significant amount of infill drilling, in-pit mapping and geological modelling work has been undertaken at the Esaase deposit in order to improve the understanding of the mineralization as the pit matured during its second year of operations.

An updated Mineral Resource and Reserve Estimate effective June 30, 2021 is expected to be released in Q3 2021 for the AGM. The Mineral Resource and Reserve Estimate will incorporate the new exploration and infill drilling, updated modifying factors, and updated geological modelling with the goal to improve the reconciliation between the Mineral Resource Estimate and site grade control modelling. The resulting Mineral Resource and Reserve Estimate will reflect the ongoing efforts to achieve the best value from the AGM in the context of the current operating and metal price environment and will be used for mine planning for 2022 onwards.

Corporate Update

Galiano is pleased to announce that it has recently completed a corporate restructuring, centralizing its corporate operations in its Vancouver office. In 2020 and early 2021, the Company appointed a number of professionals to join Chief Executive Officer, Greg McCunn, Executive Vice President and Chief Financial Officer, Fausto Di Trapani, and Senior Vice President Corporate Development, Markus Felderer, as follows:

• Matt Badylak, Executive Vice President and Chief Operating Officer. Mr. Badylak is a seasoned mining professional with 20 years of operations experience including a number of senior management roles with Eldorado Gold. In his most recent role as General Manager Kisladag Mine, Mr. Badylak was responsible for multiple cost saving initiatives and optimization of the heap leaching operations, allowing the company to avoid construction of a capital-intensive milling facility and extend the operation of the heap leach.

• Todd Romaine, Executive Vice President Sustainability. Mr. Romaine has over 20 years of experience in the environmental, social and community aspects of the resource extractive sectors as well as public and aboriginal governments. Most recently he worked as the Chief Sustainability Officer for Danakali Limited, an Australian junior potash mining company that is developing a 200- year Sulphate of Potash deposit in Eritrea. Prior to this role, Todd was the Vice President, Corporate Social Responsibility & Government Relations at Nevsun Resources Ltd, a Canadian mid-tier mining company and played a central role developing leading edge CSR initiatives to establish social license and responsible operations in challenging jurisdictions. Previously, he worked in senior management roles at Enbridge Pipelines Inc., Inuvialuit Regional Corporation and the Government of Nunavut. Todd holds designations with the Canadian Institute of Planners, International Right of Way Association and has a Master’s of International Relations, a Master’s of Leadership, a Bachelor of Science in Environmental Planning, and a Bachelor of Arts in Environmental Studies.

• Matt Freeman, Senior Vice President Finance. Mr. Freeman has more than 20 years of financial experience, of which the last 10 years has been in the mining industry. Most recently, as CFO, he guided Energold Drilling through a successful corporate restructuring, and prior to that held senior financial positions at SSR Mining, where he played a key financial role in its growth to becoming a mid-tier gold producer; leading initiatives on financial reporting, risk management, treasury management, as well as M&A activities. Matt began his career with PricewaterhouseCoopers in London, is a UK qualified Chartered Accountant (ACA) and holds an BA honours degree from the University of Oxford.

• Eric Chen, Vice President Mineral Resources. Mr. Chen has over 30 years of experience in mineral resource estimation and modeling, geostatistics and mine geology. His experience includes mineral exploration, project development and operation. Previously Eric spent 11 years with Goldcorp (later Newmont Goldcorp) as Manager of Mineral Resources, Manager of Exploration Modeling, Superintendent of Mine Geology, Superintendent of Long Range Planning and Modeling of Penasquito Mine, and five years with Eldorado Gold as resource and business development geologist. Eric is highly regarded in industry for his professional integrity, technical expertise, broad cross-functional experience, and strong analytical skills. He holds a Bachelor of Science degree in Geology, and is a Professional Geoscientist registered at Engineers and Geoscientists British Columbia.

• Alberto Chang, Vice President Mining. Mr. Chang is a mining engineer with over 35 years of hands-on experience in the mining industry through management, design, and development in both open pit and underground mining. Alberto excels in business planning, mine production optimization, mining engineering, and process improvement of mine operations. He has been working as a Mining Consultant for the past several years and before that, he worked in various management and technical positions within Goldcorp Inc., NovaGold Resources Inc., Newmont- Buenaventura JV and Placer Dome Inc., in Canada, Mexico, USA, Peru and Chile. He holds a Bachelor of Science in Mining Engineering and a Master of Science in Engineering from Queen’s University.

• Greg Collins, Vice President Exploration. Mr. Collins is a professional geologist with over 25 years of experience in the mining/exploration industry. He has held senior roles with companies such as North Limited, Anglogold Ashanti and Eldorado Gold. Greg has extensive experience in the Asia exploration scene, having worked in Indonesia/China/Mongolia/Russia region since 2004. Prior to this he worked in the industry throughout Australia, exploring for a wide range of base and precious metal deposits. He has a proven ability to identify and add high quality projects to a company’s portfolio. He was responsible for directing Anglogold Ashanti’s entry into the world class Tropicana project in Western Australia, leading to the discovery of the +8Moz Havana/Tropicana deposit. More recently he managed exploration at the world class 1.66Bt Malmyzh Copper-Gold deposit in the Russian Far East, through advanced exploration, due diligence and final sale.

• Peter Lekich, Vice President Investor Relations. Mr. Lekich has more than ten years of experience in a variety of finance roles. Most recently he was Manager of Investor Relations for Eldorado Gold, a mid-cap gold producer with operations in Turkey, Canada and Greece. In this role he led the investor relations function for the company and developed strategies to engage the investment community. Prior to this Peter worked in a variety of project finance, asset management and investor relations roles at Alterra Power, a developer and operator of renewable power projects. Peter has a B.A.SC in Chemical Engineering from the University of British Columbia and an MBA from the Sauder School of Business.

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

1 Non-GAAP Performance Measures

The Company has included a non-GAAP performance measure in this press release. This non-GAAP performance measure does not have any standardized meaning. Accordingly, this performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

• All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of “all-in sustaining costs per gold ounce” as per the World Gold Council’s guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: the Company’s production and cost guidance; the Company’s preparation of the 2021 business plan, and the timing associated therewith; the timing of the filing of the Company’s 2020 annual financial statements; estimates of the amount and sources of mill throughput; the planned stripping at Akwasiso, and the timing associated therewith; and the release of an update mineral resource and reserve estimate for the AGM, including the Company’s expectations with respect to the updated mineral resource and reserve estimate and the timing associated therewith estimates regarding the value of the gold currently held at the AGM. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company’s business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM’s workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company’s and the AGM’s responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying the Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company’s relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company’s key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company’s and/or the AGM’s operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company’s and the AGM’s responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company’s estimates in response to a variety of factors, many of which are not within the Company’s control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company’s operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company’s operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company’s operations; the Company’s business is subject to risks associated with operating in a foreign country; risks related to the Company’s use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company’s operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company’s operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company’s operations; the Company’s title to exploration, development and mining interests can be uncertain and may be contested; the Company’s properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company’s exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company’s common shares may experience price and trading volume volatility; the Company’s revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company’s profitability and ability to repatriate funds; the Company’s primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company’s internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company’s assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.